RECENTLY VIEWED COMPANIES

SAUDI ARABIAN OI	AMAZON.COM INC	US TREASURY N/B	APPLE INC	TESLA INC	COINBASE GLOBA-A
42.50	2,242.35	99.94	147.02	736.90	65.95
▲ +0.15	▼ -18.75	▲ +0.31	▼ -0.10	▼ -32.69	▼ -1.93

David H Johnson

Chairman, Blue Whale Acquisition Corp I

CURRENT POSITION	TENURE AT CURRENT POSITION	PREVIOUS POSITION
Chairman, Blue Whale Acquisition Corp I	8/2021-PRESENT	Chief Executive Officer, Emi Music Publi...

EDUCATION	BOARD MEMBERSHIPS	INDUSTRY
New York University School of Law University of Pennsylvania Law School	Blue Whale Acquisition Corp I	Financial Services

CURRENT PRICE

BWC:US 9.66 USD ▼ -0.01 -0.10% AS OF 05/12/2022 SEE QUOTE

Board Memberships

TITLE	COMPANY	TENURE
Chairman	Blue Whale Acquisition Corp I	08/2021-PRESENT

Career History

TITLE	COMPANY	TENURE
Chief Executive Officer	Emi Music Publishing Ltd	01/2012-11/2018
Chairman:Warner Chappell Music	Warner Music Group Corp	01/2011-06/2011
Chairman:Warner Chappell Music	Warner Music Group Corp	01/2007-01/2011

VIEW MORE

People Also Search For

Scott A Shorr
Judge, Oregon Court of Appeals

Nir Patel
Former Chief Executive Officer, Belk Inc

Parag Vora
Mng Member/Portfolio Mgr/Founder, HG Vora Capital Management LLC


Joe Euteneuer
Former Exec VP/CFO, Mattel Inc


Lori M Lee
CEO:Latin America, AT&T Inc